SCHEDULE  13 (G)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

           TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13D-2(B)

BAB, INC.

(NAME OF ISSUER)

COMMON STOCK, NO PAR VALUE PER SHARE

  (TITLE OF CLASS OF SECURITIES)

055183107

(CUSIP NUMBER)

OCTOBER 30, 2000

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d - 1(b)
[ ]	Rule 13d - 1(c)
[X]	Rule 13d - 1(d)

1	Names of Reporting persons	Holdings Investments LLC
I.R.S. Identification No. of above persons ( Entities Only)

2	Check the Appropriate Box if a Member of a Group	(a) [X]
(b) [ ]

3	SEC Use only

4	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	818,493
	6	Shared Voting Power	0
	7	Sole Dispositive Power	818,493
	8	Shared Dispositive Power	0

9	Aggregate Amount Benefically Owned by Each Reporting Person	818,493**

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[]

11	Percent of Class Represented by Amount in Row (9)	36.58%

12	Type of Reporting Person	00

    **Based upon the information contained in the Company's Form 10 SB and Information Statement distributed to shareholders, the total number of shares outstanding is 2,237,557.

ITEM 1(A).	NAME OF ISSUER:
BAB, Inc.

ITEM 1(B).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
8501 W. Higgins Road, Suite 320, Chicago, Illinois 60631

ITEM 2(A).	NAME OF PERSON FILING:
Holdings Investments, LLC

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
220 DeWindt Road, Winnetka, Illinois 60093

ITEM 2(C).	CITIZENSHIP:
United States of America

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:
Common Stock, no par value per share

ITEM 2(E).	CUSIP NUMBER:
*

* Incorporated by reference to cover page.

ITEM 3	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B)OR (C), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

Item 4	Ownership

ITEM 4 (A)	Amount beneficially owned:
*

ITEM 4 (B)	Percent of Class:
*

ITEM 4 (C)	Number of shares to which such person has: *
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or direct the disposition of

ITEM (5)	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM (6)	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not Applicable

ITEM (7)	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.
Not Applicable

ITEM (8)	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM (9)	NOTICE OF DISSOLUTION OF A GROUP
Not Applicable

* Incorporated by reference to cover page.

ITEM (10)	CERTIFICATION
Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 9, 2000	Holdings Investments, LLC
Date	a Delaware limited liability company

/s/ Michael K. Murtaugh, Manager
Signature

/s/ Michael W. Evans, Manager
Signature